News Release
HP Reports First Quarter 2004 Results

	•	Revenue of $19.5 billion, up 9% year-over-year

Editorial Contacts: Brian Humphries, HP +1 650 857 3342 brian.j.humphries@hp.com	•	Non-GAAP operating profit of $1.4 billion, 6.9% of revenue, up 23% year-over-year; Non-GAAP EPS $0.35, up 21% year-over-year

Hewlett-Packard Company 3000 Hanover Street Palo Alto, CA 94304 www.hp.com	•	GAAP operating profit of $1.1 billion, 5.9% of revenue, up 30% year-over-year; GAAP EPS $0.30, up 25% year-over-year

	•	Personal Systems grows 20% year-over-year, posts record profits

	•	Enterprise Systems posts an operating profit of $108 million, an improvement of $190 million year-over-year

PALO ALTO, Calif., Feb. 19, 2004 – HP today reported financial results for its first fiscal quarter ended Jan. 31, 2004. First quarter revenue was $19.5 billion, an increase of 9% year-over-year.

Non-GAAP(1)     operating profit was $1.4 billion for the quarter, or 6.9% of revenue, an increase of 23% year-over-year. Non-GAAP diluted earnings per share (EPS) was $0.35 for the quarter, up 21% from $0.29 last year. Non-GAAP diluted EPS and non-GAAP net earnings include a $144 million adjustment on an after-tax basis, or $0.05 per diluted share. The pre-tax adjustment includes a $54 million true-up to previously taken restructuring charges, $144 million in amortization of purchased intangible assets, and $15 million for various acquisition-related items. All non-GAAP financial information in this release is reconciled in the table below titled, “Non-GAAP Consolidated Condensed Statement of Earnings.”

GAAP operating profit for the quarter was $1.1 billion or 5.9% of revenue, an improvement of $264 million or 30% year-over-year and $70 million or 7% sequentially. GAAP diluted EPS was $0.30 per share, up 25% from $0.24 year-over-year and 7% from $0.28 in the fourth quarter.

	Q1 FY2004	Q1 FY2003
Revenue (billions)	$19.5	$17.9
Non-GAAP Operating Margin(1)	6.9%	6.2%
GAAP Operating Margin	5.9%	4.9%
Non-GAAP diluted EPS(1)	$0.35	$0.29
GAAP diluted EPS	$0.30	$0.24

“HP delivered a solid quarter,” said Carly Fiorina, HP chairman and chief executive officer. “In a seasonally weak period we demonstrated HP’s earnings potential with our most balanced profit performance since the merger.”

“In Personal Systems we grew revenue in both desktops and notebooks almost twice as fast as our nearest competitor for the second quarter in a row, achieved the No. 1 market share position worldwide and generated record profits,” she said.

“Our Enterprise Systems performance was fueled by strong revenue growth in our key hardware businesses. We also improved profitability by $190 million from last year while continuing to strengthen our software portfolio with strategic investments and acquisitions.

“Imaging and Printing reported record first quarter revenue and operating profit, reflecting steady growth in our supplies business and good holiday sales in the consumer market.  We shipped over 14 million hardware units in the quarter, an increase of 12% over the prior year, and we continued to outpace the market and gain share in key categories, with particular strength in higher value categories.

“HP Services grew 6% year-over-year despite intensifying pricing pressure in customer support and weakness in the consulting and integration industry. Meanwhile, momentum in managed services continued, with year-over-year growth of 27%. We expect our operating margin performance to improve throughout the year as we continue to reduce our cost structure.

“HP Financial Services posted its fifth consecutive quarter of profitability and we are pleased with the health of our portfolio.

“Our competitive position is strong in each of our core markets: consumer, small and medium business and enterprise. We have good momentum across our businesses, a compelling portfolio and confidence in our ability to increase growth, profitability and shareowner value,” said Fiorina.

During the quarter, revenue in the Americas grew 3% year-over-year to $8.4 billion, and represented 43% of total revenue. Europe grew 17% year-over-year to $8.3 billion, and represented 42% of total revenue. Asia-Pacific grew 9% to $2.1 billion, and represented 11% of total revenue. Japan grew 4% year-over-year to $777 million, and represented 4% of total revenue. On a total company basis, and when adjusted for the effects of currency, first quarter revenues grew 1% year-over-year.

Enterprise Systems

Revenue in Enterprise Systems, which includes the hardware division (Enterprise Storage and Servers) and the software division, grew 5% year-over-year to $3.9 billion. Operating profit for the quarter totaled $108 million, or 2.8% of revenue, a $190 million profit improvement over the year ago quarter. Enterprise Storage and Servers reported an operating profit of $154 million, or 4.1% of revenue. HP continued to strategically invest and acquire capability in Software, which reported an operating loss of $46 million.

Industry-standard server revenue increased 15% year-over-year to record quarterly revenues, driven by unit growth of 23%. During the most recent calendar quarter, HP extended its share in the x86 server market to almost 33%, our highest level in four quarters, fueled by sequential share gains of 3 percentage points in EMEA. HP has 43% market share in Europe and exceeds 50% share in 12 European countries, including the UK, where HP achieved its highest market share since the merger.

UNIX® revenues declined 13% year-over-year, reflecting intense pricing pressure, particularly in the high-end and low-end. Alpha revenue declined 32% year-over-year, and HP9000 revenue was essentially flat over the prior year period. Momentum in Superdome continued, with unit orders up 52% year-over-year. Revenues from Itanium based Integrity shipments continued to ramp, with a sequential increase of 60%.

Storage growth in high-end and mid-range arrays was 14% year-over-year, led by strong customer acceptance of HP’s midrange StorageWorks Enterprise Virtual Array (EVA), which grew 112%. This was offset by weakness in the high-end and a 5% decline in the tape business, reflecting HP’s decision to exit the OEM library business. Total storage revenue declined 2% year-over-year.

Software revenue grew 9% year-over-year to a new first quarter record, with OpenView up 9% and OpenCall up 11%.

Services

HP Services revenue was $3.2 billion, up 6% year-over-year. Operating profit was $258 million, or 8.2% of revenue, down from 11.4% in the prior year period. This reflects the lengthening of customer procurement cycles, intensified pricing pressures, continued weakness in consulting and integration revenues and utilization rates and the initial investments associated with some of the large managed services deals won in the past 12 months.

HP’s managed services momentum continued with year-over-year growth of 27% or four times market growth rates. Customer support revenue increased 7% year-over-year. Revenue in consulting and integration declined 10% year-over-year, reflecting continued industry weakness.

Personal Systems

Personal Systems revenue totaled $6.2 billion in the quarter, up 20% year-over-year and 3% sequentially. Units increased 23% year-over-year, fueled by notebook growth of 52%. On a year-over-year basis, notebook revenue increased 42%, desktop revenue increased 11% with improving average selling prices, and handheld revenue grew 25%.

In the fourth calendar quarter, HP achieved worldwide share leadership in PCs. HP retained its leadership position in notebooks and extended its lead to over 2 points of share. In Europe, HP extended its lead in PCs by gaining almost one point of share year-over-year.

Personal Systems reported an operating profit of $62 million in the quarter, compared to $33 million in the prior year period and $22 million in the fourth quarter. This represents the highest quarterly profit in the Personal Systems business since the merger.

Imaging and Printing

Imaging and Printing posted record first quarter revenue of $5.9 billion, an increase of 6% year-over-year.

During the first quarter the Imaging and Printing Group shipped 14.4 million hardware units, or over one million units a week, an increase of 12% year-over-year. Personal LaserJet unit shipments increased 22% year-over-year, while color LaserJet units grew 27%. Business inkjet shipments increased 28% over the prior year period. All-in-One and photo printers shipments grew 84% and 41% year-over-year respectively, while digital camera unit shipments increased 42% over the prior year period.

Digital imaging revenue grew 5% year-over-year as strong camera and photo printer unit growth was offset by declining scanners and lower ASPs. Home hardware revenue grew 6%, reflecting solid holiday sales and the continued shift to All-in-One. Supplies revenue grew 8% year-over-year against a tough compare and despite lowering channel inventory in the US given supply chain improvements.

Operating profit was $968 million, another first quarter record, and represents 16.4% of revenue. Operating profit increased 6% year-over-year.

Financial Services

Revenue was $441 million, down 15% year-over-year. Operating profit was $29 million for the quarter versus $14 million in the prior year period. This represents the fifth consecutive quarterly operating profit and improving margins for the business.

Asset management

HP exited the quarter with $14.0 billion in gross cash, which includes cash and cash equivalents of $13.6 billion and short- and certain long-term investments of approximately $400 million. Cash generated from operations for the quarter was approximately $148 million after $271 million in cash payments related to restructuring quarter and certain one time items. Inventory ended the quarter at $6.5 billion, up $396 million year-over-year. Trade receivables decreased $600 million from the prior quarter to $8.3 billion. HP’s dividend payment of $0.08 per share in the first quarter resulted in a cash use of $244 million. In addition, HP repurchased $256 million of stock.

Outlook

HP expects revenues of $19.2 billion to $19.6 billion in its second fiscal quarter of 2004. The company expects EPS of approximately $0.34 on a non-GAAP basis, in line with current consensus estimates. HP also affirms current consensus EPS estimates of $1.43 on a non-GAAP basis for the full fiscal year 2004 – a year-over-year increase of 23%.

The non-GAAP EPS expectations assume after-tax exclusion for quarterly charges of approximately $0.04 per share from amortization of purchased intangible assets and acquisition-related charges.

More information on this quarter’s earnings is available on HP’s Investor Relations site at www.hp.com/hpinfo/investor/quarters/quarters.html.

About HP

HP is a technology solutions provider to consumers, businesses and institutions globally. The company’s offerings span IT infrastructure, personal computing and access devices, global services and imaging and printing. For the last four fiscal quarters, HP revenue totaled $74.7 billion. More information about HP is available at www.hp.com.

(1)     All non-GAAP numbers have been adjusted to exclude certain items. A reconciliation of specific adjustments to GAAP results for this quarter and the prior period is included in the table below titled: “Non-GAAP Consolidated Condensed Statement of Earnings.” A description of HP’s use of non-GAAP information is provided under “Use of Non-GAAP Financial Information.”

UNIX® is a registered trademark of the Open Group. Itanium® is a registered trademarks of Intel Corp. or its subsidiaries in the United States and other countries.

Use of Non-GAAP Financial Information

To supplement the company’s consolidated condensed financial statements presented on a GAAP basis, HP uses non-GAAP additional measures of operating results, net earnings and earnings per share adjusted to exclude certain costs, expenses, gains and losses it believes appropriate to enhance an overall understanding of HP’s past financial performance and also its prospects for the future. These adjustments to HP’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the underlying operational results and trends and the company’s marketplace performance. For example, the non-GAAP results are an indication of HP’s baseline performance before gains, losses or other charges that are considered by management to be outside of the company’s core business segment operational results. In addition, these adjusted non-GAAP results are among the primary indicators management uses as a basis for planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for net earnings or diluted earnings per share prepared in accordance with generally accepted accounting principles in the United States.

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, as well as assumptions that if they ever materialize or prove incorrect, could cause the results of HP and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including but not limited to any projections of earnings, revenues, margins, synergies or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans; any statements concerning proposed new products, services, developments, anticipated performance of products or services, or industry rankings; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include macroeconomic and geopolitical trends and events; intense competition within our industry; performance of contracts by suppliers, customers and partners; the possibility that proposed contracts may not be entered into or ultimately performed on the terms currently contemplated or at all; that the market for the sale of certain products and services may not develop as expected; that development and performance of products and services may not proceed as planned; employee management issues; the challenge of managing asset levels, including inventory; the difficulty of aligning expense levels with revenue changes; and other risks that are described from time to time in HP’s Annual Report on Form 10-K for the fiscal year ended October 31, 2003 and subsequent SEC filings. HP assumes no obligation and does not intend to update these forward-looking statements.

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES
NON-GAAP CONSOLIDATED CONDENSED STATEMENT OF EARNINGS
Excluding adjustments itemized below
(Unaudited)
(In millions except per share amounts)

	Three months ended
	January 31, 2004	October 31, 2003(a)	January 31, 2003(a)
Net revenue	$19,514	$19,853	$17,877

Costs and expenses:
Cost of sales	14,564	14,805	13,141
Research and development	875	907	908
Selling, general and administrative	2,719	2,706	2,725

Total costs and expenses	18,158	18,418	16,774

Non-GAAP earnings from operations	1,356	1,435	1,103

Interest and other, net	11	(20)	51

Non-GAAP earnings before taxes	1,367	1,415	1,154

Provision for taxes	287	312	277

Non-GAAP net earnings	$1,080	$1,103	$877

Non-GAAP net earnings per share:
Basic	$0.35	$0.36	$0.29
Diluted	$0.35	$0.36	$0.29

Weighted-average shares used to compute non-GAAP net
earnings per share:
Basic	3,050	3,046	3,048
Diluted	3,088	3,075	3,065

        An itemized reconciliation between net earnings on a GAAP basis and non-GAAP basis is as follows:

GAAP net earnings	$936	$862	$721

Other costs and expenses:
Amortization of purchased intangible assets	144	143	138
Restructuring charges	54	190	--
Acquisition-related charges	15	28	86
In-process research and development
charges	--	1	--

Total non-GAAP adjustments to earnings
from operations	213	362	224

Net investment (gains) losses and other, net	(9)	(12)	5
Income tax effect of reconciling items	(60)	(109)	(73)

Non-GAAP net earnings	$1,080	$1,103	$877

(a)     Certain reclassifications have been made to prior period amounts in order to conform to the current year presentation.

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS
(Unaudited)
(In millions)

	Three months ended
	January 31, 2004	January 31, 2003 (a)
Cash flows from operating activities:
Net earnings	$936	$721

Adjustments to reconcile net earnings to
net cash provided by operating activities:
Depreciation and amortization	565	690
Provision for bad debt and inventory	94	108
(Gains) losses on investments and other, net	(9)	5
Acquisition-related charges	15	86
Restructuring charges	54	--
Deferred taxes on earnings	101	138
Other, net	70	24

Changes in assets and liabilities:
Accounts and financing receivables	667	519
Inventory	(520)	(355)
Accounts payable	(2,317)	(693)
Taxes on earnings	(102)	34
Other assets and liabilities	865	(260)
Restructuring	(271)	(370)

Net cash provided by operating activities	148	647

Cash flows from investing activities:
Investment in property, plant and
equipment, net	(293)	(427)
Purchases of investments	(214)	(43)
Maturities and sales of investments	432	200
Net cash paid for business acquisitions,
net of acquisition costs	(224)	(59)

Net cash used in investing activities	(299)	(329)

Cash flows from financing activities:
(Decrease) increase in notes payable and
short-term borrowings, net	(89)	1,084
Issuance of long-term debt	9	251
Payment of long-term debt	(151)	(7)
Issuance of common stock under employee
plans	270	203
Repurchase of common stock	(256)	(155)
Dividends	(244)	(245)

Net cash (used in) provided by
financing activities	(461)	1,131

(Decrease) increase in cash and cash
equivalents	(612)	1,449
Cash and cash equivalents at beginning of period	14,188	11,192

Cash and cash equivalents at end of period	$13,576	$12,641

(a)     Certain reclassifications have been made to prior period balances in order to conform to the current quarter presentation.

©2004 Hewlett-Packard Development Company, L.P. The information contained herein is subject to change without notice. HP shall not be liable for technical or editorial errors or omissions contained herein.
2/2004